Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
(in millions, except for ratio)	2016		2015		2014		2013		2012
Computation of earnings
Plus:
Earnings before income taxes from continuing operations	$410.5		$467.9		$376.1		$333.0		$346.4
Fixed Charges	42.6		45.9		45.0		44.2		35.9
Amortization of capitalized interest	1.2		1.1		1.0		0.8		0.7
Less:
Interest capitalized	(0.9)		(1.0)		(2.2)		(1.7)		(1.8)
Earnings	$453.4		$513.9		$419.9		$376.3		$381.2

Fixed Charges (1)	$42.6		$45.9		$45.0		$44.2		$35.9

Ratio of earnings to fixed charges	10.6	x	11.2	x	9.3	x	8.5	x	10.6	x

(1)

Fixed charges consist of interest expense (including interest capitalized and interest on uncertain tax positions) and the portion of rent expense that is representative of the interest factor, which is considered as one-third of total rent expense.